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                                November 10, 2005



United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC  20549

         Re:      Hartville Group, Inc.
                  Registration Statement on Form SB-2
                  Filed June 2, 2005
                  File No. 333-125450

Ladies and Gentlemen:


         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), Hartville Group, Inc. (the "REGISTRANT") hereby respectfully requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-125450), together with all exhibits thereto (collectively, the "REGISTRATION STATEMENT"), and the issuance of an order granting the withdrawal of the Registration Statement by the Securities and Exchange Commission (the "SEC") as soon as reasonably practical. The Registration Statement was originally filed with the SEC on June 2, 2005. No securities have been sold pursuant to the Registration Statement.

         The Registrant requests this withdrawal based on comments received by the Registrant from the SEC that due to recent amendments to the terms of certain of the securities covered by the Registration Statement, the private placement to the holders of such securities may not be considered to be complete.

         The Registrant further requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) promulgated under the Securities Act.

         If you have any questions regarding this matter, please contact Jack A. Bjerke of Baker & Hostetler LLP, the Registrant's securities counsel, at (614) 462-4760. Thank you for your attention to this matter.


                                   Sincerely,

                                   /s/ Dennis C. Rushovich

                                   Dennis C. Rushovich
                                   President and Chief Executive Officer
                                   Hartville Group, Inc.